TRANSGLOBE ENERGY CORPORATION PROVIDES MID-QUARTER UPDATE
FOR Q3 2008

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, September 8, 2008 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to provide a mid-quarter production and operations update for the third quarter of 2008. All dollar values are expressed in United States dollars unless otherwise stated.

PRODUCTION UPDATE

Total Company production averaged 6,960 barrels of oil per day (“Bopd”) during the month of August. The Company-operated West Gharib Concession in the Arab Republic of Egypt (“Egypt”) represented 45% of the Company’s August production or 3,110 Bopd. West Gharib production was lower during July and August due to a number of pump changes and access to work over rigs, which deferred oil production. A second workover rig was contracted in August to support the increased drilling and well optimization activity at West Gharib. Production was restored to the 3,400+ Bopd level by early September. There are three new oil wells currently being completed and equipped which are anticipated to add approximately 400 Bopd.

TransGlobe’s assets in the Republic of Yemen (“Yemen”) produced an average 3,850 Bopd during August, representing 55% of the Company’s production. TransGlobe’s production consists of 100% oil.

GUIDANCE UPDATE

With the recently announced acquisition of approximately 400 Bopd of production at West Gharib on August 18th, production guidance for the full-year average is now increased by 150 Bopd (400 Bopd for the balance of the year) to a range of 7,450 to 7,650 barrels of oil equivalent per day (“Boed”) for the Company. The full-year average includes 1,450 Boed from the divested Canadian assets for the period of January to April (500 Boed on an annual basis). TransGlobe has more than replaced all of the divested Canadian production through acquisitions and successful drilling at West Gharib.

OPERATIONS UPDATE (Q3 to date)

Egypt

Completed the acquisition of the remaining partner’s interest in the West Gharib leases, adding approximately 400 Bopd. TransGlobe now owns a 100% working interest in the West Gharib Development leases.

Drilled a total of three wells, resulting in two oil wells (Arta and Hana) and one dry exploration well (West Hoshia). The deep exploration well at Hana did not encounter any hydrocarbons below the main Hana field. This Hana well is being completed as an oil well in the Kareem formation and is anticipated to start producing at an initial rate of 300+ Bopd by late September.
One rig is currently drilling a development well at South Rahmi, and the second rig is moving to the next development/appraisal well in the Hana field.
Commenced initial water injection at Hana in late July and at Hoshia in early September.
Completed 50% of a 360+ km2 3-D seismic acquisition program covering the East Hoshia, Hoshia, North Hoshia, Arta and East Arta development areas.

Yemen

Block 32: The Qishn exploration prospect east of Tasour was unsuccessful. The development appraisal well at Godah #10 was cased as a potential oil well. Completion and testing of the Godah #10 well is currently underway.

Block 72: The first of two planned exploration wells is scheduled to commence drilling in October. This well will target a 20+ million barrel Qishn prospect (unrisked gross reserves), mapped on the new southeastern portion of the 3-D seismic data. The second well is scheduled to be drilled early in 2009.

Block S-1 & 75: A drilling rig is anticipated to be mobilized to Block S-1 during the fourth quarter to commence a multi-well drilling program, which will include several development wells on the An Nagyah and Osaylan fields as well as at least one exploration well on the Block. A 3-D seismic program is planned to commence in late 2008 on Blocks 75 and S-1. Exploration drilling on Block 75 is anticipated to commence after the new 3-D seismic is processed and interpreted.

Normal-Course Issuer Bid

The Company has received regulatory approval to purchase, from time to time as it considers advisable, up to 5,558,322 common shares under a Normal-Course Issuer Bid which commenced August 1, 2008. During August, the Company purchased 162,200 common shares at an average price of Cdn$4.09.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:

This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.comand www.sec.gov/edgar.shtmlfor further, more detailed information concerning these matters.

The calculation of barrels of oil equivalent (“Boe”) is based on a conversion rate of six thousand cubic feet (“Mcf”) of natural gas to one barrel (“Bbl”) of crude oil. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information, please contact:

Anne-Marie Buchmuller
Manager, Investor Relations & Assistant Corporate Secretary

Tel: (403) 268-9868
Cell: (403) 472-0053
Web site: http://www.trans-globe.com
E-mail: anne-marieb@trans-globe.com